CONSENT OF QUALIFIED PERSON

June 11, 2026

To: British Columbia Securities Commission

Re: Austin Gold Corp. (the "Company")

I refer to the Technical Report titled "Stockade Mountain Project, Malheur County, Oregon, USA" dated June 5, 2026 with an effective date of March 2, 2026 (the "Technical Report").

I hereby consent to the public filing by the Company of the Technical Report.

I also consent to the use of extracts from, or a summary of, the Technical Report in the news release issued on June 11, 2026 by the Company entitled "Austin Gold Files Technical Report on the Stockade Mountain Project" (the "News Release"). I confirm that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours truly,

{SIGNED AND SEALED}
[Robert M. Hatch]
___________________
Robert M. Hatch, SME RM
Volcanic Gold & Silver LLC